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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re MTS Reports Break Even for First Six Months of 2003, Cash on Hand up to $10.3 Million dated August 4, 2003.

                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Reports Break Even for First Six Months of 2003, Cash on Hand up to $10.3 Million Monday

August 4, 8:31 am ET

RAMAT GAN, Israel, August 4 /PRNewswire-FirstCall/ -- Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a leader in the enterprise communications management market, today reported that it broke even for the six-month period ended June 30, 2003.

Second quarter revenues declined 12 percent to $2.19 million from $2.49 million for the period in 2002, and decreased 2 percent from $2.24 million for 1Q03. Revenues for the first six months decreased 13 percent to $4.43 million from $5.075 million for the same period last year.

Second quarter 2003 net loss was $10,000, compared to net income of $119,000 for the quarter in 2002.

Net income for the first six months was $4,000, compared with net income of $110,000 for the same period in 2002.

President and Chief Executive Officer Mr. Shai Levanon said: "We are heartened that our revenues from Europe for the six months of 2003 increased by approximately 30 percent compared to the same period last year. At the same time revenues from the US market decreased by approximately 28 percent compared to the same period in 2002. MTS IntegraTRAK contributed approximately 53 percent of MTS's total second quarter revenues, compared with 65 percent in 2002."

Mr. Levanon said the decline in revenue contribution by the Company's US subsidiary was the principal reason for the decline in total revenues.

"In addition, the SARS outbreak reduced revenues coming from our Hong Kong subsidiary. Our 50 percent Spanish affiliate Jusan S.A contributed a profit of $49,000 in the second quarter 2003 and $187,000 for the six-months compared to $84,000 and $122,000 for the same periods in 2002 respectively," Mr. Levanon added.

Second quarter 2003 gross profit decreased 15 percent to $1.78 million compared with $2.09 million for the second quarter of 2002. Six-month gross profit decreased 15 percent to $3.48 million compared with $4.1 million for the same period last year.

Second quarter operating loss was $88,000, compared with operating income of $4,000 for the quarter in 2002. Operating loss for the first six-months came to $229,000 against an operating loss of $63,000 for the same period in 2002.

Total operating expenses decreased from $2.08 million for second quarter of 2002 to $1.87 million for second quarter of 2003. Operating expenses decreased from $4.16 million for the first six months of 2002 to $3.71 million for the current year period.

To date, the Company has purchased a total of 384,610 shares as part of its stock repurchase program resulting in 4,565,138 shares being outstanding as of June 30, 2003.

Mr. Levanon said, "We are optimistic about our long-term prospects as the company continues to invest in R&D and maintains its relationships with OEMs in Europe and in the US."

Mr.Yossi Brikman, General Manager of MTS's Israeli Operations & CFO, said "MTS Asia revenues declined $70,000 from the second quarter forecast as a result of the SARS virus. The decline in revenues impacted our profitability for the quarter.

MTS's net cash from operating activities in the first half of 2003 came to $64,000 compared to net cash used in operating activities of $107,000 for the same period last year.

"Our cash and cash equivalents, including marketable securities, were $10.307 million at June 30, 2003, compared with $10.215 million at December 31, 2002 an increase of $92,000," Mr. Brikman declared.

The Company will conduct a teleconference today at 11:00 am US Eastern. To participate please dial (719) 457-2625 about 5 minutes prior to start.

MTS is a leader in the enterprise communications management market. MTS's web-based management solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 55,000 of its flagship TABS solution (Telephone Accounting & Billing System) in 22 languages in more than 60 countries. MTS's FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK gives MTS's customers cable management and disaster recovery, tools to reduce costs, provide better service and enhances employee productivity. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with market leaders such as Siemens, Ericsson, Philips, Lucent EMEA etc.

MTS IntegraTRAK, Inc., the Company's North American subsidiary, Ltd. has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP, and converged usage applications.

For more information please visit the MTS web site at http://www.mtsint.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

                         CONSOLIDATED BALANCE SHEETS
                          U.S. dollars in thousands

                                               June 30,         December 31,
                                           2003        2002         2002
                                              Unaudited
       ASSETS

    CURRENT ASSETS:
    Cash and cash equivalents          $   8,775   $   7,046     $   9,062
    Marketable securities                  1,532       2,738         1,153
    Trade receivables, net                 1,097       1,187         1,259
    Other accounts receivable and
     prepaid expenses                        528         938           511
    Inventories                              228         280           240

    Total current assets                  12,160      12,189        12,225

    LONG-TERM INVESTMENTS:
    Investments in an affiliate            1,528       1,157         1,335
    Long-term loans, net of current
     maturities                              109         112            86
    Severance pay fund                       607         563           545
    Other investments                        376         370           368

    Total long-term investments            2,620       2,202         2,334

    PROPERTY AND EQUIPMENT, NET              552         726           602

    OTHER ASSETS:
    Goodwill                               2,025       2,025         2,025
    Other intangible assets, net             283         438           360
    Deferred income taxes                    173          81           161

    Total other assets                     2,481       2,544         2,546

    Total assets                       $  17,813   $  17,661     $  17,707

                         CONSOLIDATED BALANCE SHEETS
                U.S. dollars in thousands (except share data)

                                                 June 30,         December 31,
                                             2003        2002         2002
                                                Unaudited
      LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Current maturities of long-term loans $     8     $    33      $     8
    Trade payables                            400         651          350
    Accrued expenses and other
     liabilities                            1,372       1,523        1,439
    Deferred revenues                       1,173         815        1,184

    Total current liabilities               2,953       3,022        2,981

    LONG-TERM LIABILITIES:
    Long-term loans, net of current
     maturities                                 4          --            8
    Accrued severance pay                     785         718          705

    Total long-term liabilities               789         718          713

    SHAREHOLDERS' EQUITY:
    Share capital --
     Ordinary shares of NIS 0.01 par value
      -- Authorized: 12,000,000 shares;
      Issued: 4,565,138, 4,882,748 and
      4,949,748 shares at June 30, 2003
      and 2002 and December 31, 2002,
      respectively; Outstanding: 4,565,138,
      4,682,048 and 4,621,648 shares at
      June 30, 2003 and 2002 and December 31,
      2002, respectively                       14          15           15
    Additional paid-in capital             12,450      12,846       12,846
    Treasury shares                            --        (278)        (330)
    Accumulated other comprehensive loss      (90)       (335)        (211)
    Retained earnings                       1,697       1,673        1,693

    Total shareholders' equity             14,071      13,921       14,013

    Total liabilities and shareholders'
     equity                               $17,813     $17,661      $17,707

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                          U.S. dollars in thousands

                            Six months ended  Three months ended   Year ended
                                June 30,            June 30,      December 31,
                             2003     2002     2003        2002       2002
                                       Unaudited

    Revenues from products
     and services          $4,433   $5,075   $2,193      $2,494     $9,787

    Cost of revenues from
     products and services    951      976      411         407      1,896

    Gross profit            3,482    4,099    1,782       2,087      7,891

    Operating expenses:
     Research and development,
      net                     827    1,144      387         539      2,127
    Selling and marketing,
     net                    1,979    2,085    1,061       1,071      3,954
    General and
     administrative           905      933      422         473      1,858

    Total operating
     expenses               3,711    4,162    1,870       2,083      7,939

    Operating income (loss)  (229)     (63)     (88)          4        (48)
    Financial income, net      38      104       21         101        134
    Other income (expenses),
     net                        6       12        6          (5)      (140)

    Income (loss) before
     taxes on income         (185)      53      (61)        100        (54)
    Taxes on income            (2)      65       (2)         65         52

                             (183)     (12)     (59)         35       (106)
    Equity in earnings of
     affiliate                187      122       49          84        236

    Net income (loss)      $    4   $  110   $  (10)     $  119     $  130

    Basic and diluted net
     earnings per share    $   --   $ 0.02   $   --      $ 0.03     $ 0.03

    Weighted average number
     of shares used in
     computing basic and
     diluted net earnings
     per share              4,634    4,761    4,620       4,727      4,710

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                            ---------------------------------
                                                (Registrant)



                                            By: /s/ Shai Levanon
                                               -----------------
                                               Shai Levanon, President and Chief
                                               Executive Officer



Date: August 4, 2003